KWESST Receives NASDAQ Notification Regarding Minimum Bid Price Deficiency

OTTAWA, May 20, 2024 - KWESST Micro Systems Inc.  (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW) ("KWESST" or the "Company"), announced today that the Company received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC ("Nasdaq") on May 16, 2024, indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq rules for continued listing on Nasdaq, which requires listed securities to maintain a minimum bid price of US$1.00 per share ("Minimum Bid Requirement").

Based on the closing bid price of the Company's common shares for the 30 consecutive business days from April 4, 2024 to May 15, 2024, the Company failed to meet the Minimum Bid Requirement set forth in Nasdaq Listing Rule 5550(a)(2) during that period. The Notification Letter is only a notification of deficiency, it is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Company's common shares on The Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days from the date of the Notification Letter, or until November 12, 2024, to regain compliance with the Minimum Bid Requirement, during which time the common shares will continue to trade on The Nasdaq Capital Market under the symbol "KWE".

To regain compliance with the Minimum Bid Requirement, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days before November 12, 2024. In the event the Company does not regain compliance with the Minimum Bid Requirement after the initial 180-day period, the Company may be eligible for an additional period of 180 calendar days to regain compliance, if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

The Company's common shares are also listed on the TSX Venture Exchange and the Notification Letter does not affect the Company's compliance status with such listing.

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

About KWESST

KWESST develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The Company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "foresees", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.